900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada	T 604 688 9427 F 604 688 9426 E veris@verisgold.com

May 7, 2013

Dear Shareholder

On behalf of the Board of Directors, the management team and employees of Veris Gold Corp. (“Veris” or the “Company”), we invite you to attend the Annual Meeting of Shareholders, which will take place on Tuesday, June 18, 2013 at Veris Gold’s offices located on the 8th floor, 688 West Hastings Street, Vancouver, BC.

The Annual Meeting is your opportunity to hear first hand about your Company’s performance in 2012; to meet with the Board of Directors, Senior Management and fellow shareholders and to vote in person on the items of business, which are set out in the Management Information Circular, contained in this information package.

We encourage you to read the attached Management Information Circular as it describes who can vote, how to vote and what the Annual Meeting of Shareholders will cover. It also provides information on each of our director nominees, outlines our compensation practices and provides information regarding our corporate governance practices and the Board of Directors’ role and responsibilities.

If you are unable to attend the meeting in person, we encourage you to vote your common shares by any of the means available to you as described in the Management Information Circular and proxy form.

Additional documentation and information concerning the Company is available on our website at www.verisgold.com and on SEDAR at www.sedar.com. Paper copies may also be requested free of charge from our Investor Relations Manager, Nicole Sanches at nicole@verisgold.com.

Sincerely,

Signed by:

/s/Francois Marland	/s/R. Llee Chapman
Executive Chairman of the Board	President

verisgold.com